SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company (Issuer))
TELEMAR PARTICIPAÇÕES S.A.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Preferred shares, without par value
American Depositary Shares, each representing one preferred share
(Title of Class of Securities)
879246106
(CUSIP Number of Class of Securities)
Fabio Schvartsman
Praia de Botafogo 300, 11° andar, sala 1101 (parte)
22250-040—Rio de Janeiro, RJ, Brazil
55-21-3873-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
KEVIN W. KELLEY, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
NIRE N.º 3.33.0016601-7
Statement of Material Fact
Further to the statements of material facts released on April 10, 2007 and April 17, 2007, which refer to the proposals for Telemar Participações S.A. (“TmarPart”) to carry out the voluntary public tender offers to purchase (“Tender Offers”) preferred shares issued by its subsidiaries Tele Norte Leste Participações S.A. (BOVESPA: TNLP; NYSE: TNE) and Telemar Norte Leste S.A. (BOVESPA: TMAR), TmarPart informs the public of the following:
(i) At a meeting held today, the Board of Directors of TmarPart approved the proposals to carry out the Tender Offers, on the general conditions referred to in the statement of material fact released on April 10, 2007, and authorized TmarPart’s Officers to take all action necessary to implement the Tender Offers;
(ii) Holders of American Depositary Receipts (“ADRs”) representing preferred shares issued by TNE who wish to accept the Tender Offer will also be able to take part in the purchase auction to be held on the São Paulo Stock Exchange - BOVESPA, provided they register their intention to participate in the auction by the deadline to be fixed at the appropriate time and disclosed in the notice of the Tender Offer;
(iii) The general conditions applicable to preferred shares of TNE mentioned in the statement of material fact disclosed on April 10, 2007 will also apply to the TNE preferred shares held in the form of ADRs through The Bank of New York, as depositary;
(iv) Registration to take part in the auction will be made through The Bank of New York - ADR Department, acting as receiving agent (“Receiving Agent”), or directly by the holders of ADRs, in which case ADR holders must first withdrawal their shares from the ADR program, so that they will be able to offer their shares for sale in the auction.
The approvals required under the bylaws of TmarPart for the Tender Offers have now been obtained, and information on the status of procedures with the regulatory agencies for the implementation of the Tender Offers will be disclosed at the relevant time.
The content of this statement of material fact is being transmitted simultaneously to the Investors Relations Officers of TNE and TMAR, for release to the shareholders of those companies.
Rio de Janeiro, April 20, 2007
Fabio Schvartsman
Investors Relations Officer
Tender offer statement
The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. TmarPart has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials that TmarPart would distribute to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Following the commencement of any tender offer, security holders will be able to obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.